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                    June 22, 2020

       Jennifer McCalman
       Global Controller
       HERSHEY CO
       19 East Chocolate Avenue
       Hershey, PA 17033

                                                        Re: HERSHEY CO
                                                            From 10-K for the
Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            File No. 001-00183

       Dear Ms. McCalman:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing